Exhibit 99.1

PRESS RELEASE

Forty Million Dollar Share Capital Increase for Dragon Aviation Leasing, AerCap’s Chinese Joint Venture

Amsterdam, The Netherlands; February 20, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced that the shareholders of Dragon Aviation Leasing, its Chinese aircraft operating lease joint venture, have agreed to increase the issued share capital of the venture by up to US$40 million. The future share issues will be made in portions aligned to individual aircraft acquisitions.

The venture comprises Dragon Aviation Leasing Company Limited, based in Beijing, People’s Republic of China and AerDragon Aviation Partners Limited, based in Shannon, Ireland.

China Aviation Supplies Holding Company (CAS), AerCap and Crédit Agricole CIB are the shareholders of the venture.

The agreement on the capital share increase was signed by M. Li Hai, CEO of CAS, Aengus Kelly, CEO of AerCap, and Emmanuel Feld on behalf of Crédit Agricole CIB on 20 February 2012 during a visit of Mr. Xi Jinping, Vice-President of the People’s Republic of China in Dublin.

Jean-Louis Chevrot, Chief Executive Officer of Dragon Aviation Leasing, commented on the signing: “With this commitment of our shareholders to the continued expansion of our venture, and with the support of prestigious partners, Dragon Aviation Leasing will be in a strong position to benefit from the fast-growing demand for aircraft in the Chinese and Asian markets.”

Dragon Aviation Leasing was established in 2006. It currently has 17 aircraft on lease to seven airlines. Dragon Aviation offers a full range of services to airlines and the aviation markets including operating leases, sale & lease backs, aircraft trading and asset management services.

About China Aviation Supplies Holding Company (CAS)

China Aviation Supplies Holding Company (CAS) was established in October 2002 and is one of the six holding companies of China Civil Aviation Industry. CAS is specialized in aircraft procurement and support services on aviation supplies. Over the last 30 years, CAS has purchased and leased more than 1,600 aircraft for Chinese airlines, and imported numerous airport supporting facilities, special vehicles, large-scale air traffic control systems and checkout equipment.

About Crédit Agricole CIB

Crédit Agricole CIB, the Corporate & Investment Banking arm of the Crédit Agricole group, specialises in the businesses of capital markets and investment and corporate banking.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap has $9.1 billion of assets on its balance sheet and 350 aircraft with a focus on fuel-efficient narrowbodies and widebodies. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

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